UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___

NEWS RELEASE

For further information contact:
Felipe García-Huidobro / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3692/4
inversionistas.corp@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA S.A. REPORTS FINANCIAL RESULTS AS OF DECEMBER 31, 2005

Santiago, Chile, March 01, 2006 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”) a leading company in the Latin American forestry and wood products industries, announced its consolidated financial results for the fourth quarter and 12-month periods ended December 31, 2005.

HIGHLIGHTS

•	Net sales for the year 2005 increased 14.3%, year-over-year, amounting to US$744.0 million.
•	Gross margin for the year 2005 increased 2.8%, year-over-year, amounting to US$194.5 million.
•	Operating income for the year 2005 decreased 13.9%, year-over-year, amounting to US$81.9 million, mainly due to higher costs and expenses.
•	Earnings per share for the fourth quarter of 2005 registered a loss of US$0.0002.

	Quarter ended
	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2004	2005	2005	2005	2005

	(in millions of US$, except per share and percentages)

Net Sales	175.3	178.1	175.9	195.9	194.1
Gross Profit	50.4	51.5	46.8	51.4	44.8
Operating Income	21.6	28.4	19.3	22.4	11.8
Net Income (1)	30.6	14.4	7.1	6.1	(1.3)
Earnings per Share (US$) (1)	0.0078	0.0029	0.0014	0.0012	-0.0002
Earnings per ADS (US$) (1)	-	0.14	0.07	0.06	-0.01

Margins Over Sales (2)
Gross Profit Margin	28.8%	28.9%	26.6%	26.2%	23.1%
Operating Margin	12.3%	15.9%	10.9%	11.5%	6.1%
Net Income	17.4%	8.1%	4.0%	3.1%	-0.7%

Change (3)
Net Income	—	1.6%	-1.3%	11.4%	-1.0%
Gross Profit Margin	—	2.2%	-9.3%	10.0%	-12.9%
Operating income	—	31.2%	-32.2%	16.5%	-47.3%
Net Income	—	-52.8%	-50.7%	-13.7%	—
Earnings per Share	—	-63.2%	-50.7%	-13.7%	—

(1): Net Income for the Period, Earnings per Share, and Earnings per ADS as of March 31st , 2005 are pro-forma figures considering the effective merger as of January 1st , 2005. An ADS is equal to 50 common shares.

(2): As % of Net Income for the quarter
(3): Compared to the previous quarter
Due to rounding, numbers may not add up.

Sales

Company sales for the fourth quarter of 2005 amounted to US$194.1 million, which compared to the third quarter of 2005 represented a decrease of 1.0% . This slight fall is mainly due to lower OSB physical sales and door sales in the North American market, and to a decrease in sawn wood physical sales in Mexico, partially offset by price increases of PB and MDF boards in Brazil and Colombia, among others.

Company sales for the year 2005, year-over-year, increased 14.3%, amounting to US$744.0 million.

Operating Income

Operating income for the fourth quarter amounted to US$11.8 million, which compared to the previous quarter, represented a decrease of 47.3% .

The main factors that explain the operating income of the fourth quarter of 2005 in relation to the previous quarter are:

  Lower sales of OSB in the U.S due to a decrease in physical sales, explained by the winter seasonality of the fourth quarter
  Lower sales of solid doors in the U.S., mainly due to the inventory reduction of an important client
  Lower volume sales of Sawn Wood in Mexico, due to seasonal factors during the fourth quarter
  Higher costs mainly in wood and chemicals in Chile, Argentina, Brazil and Mexico.
  Negative impact in production costs and expenses, due to the appreciation of Latin- American currencies, chiefly in Chile and Brazil
  Higher Selling and Administrative expenses, mainly because from extraordinary items.

Operating income for the year 2005 amounted to US$81.9 million, which compared to the previous year, represented a decrease of 13.9% .

Note:
This news release, as well as the Financial Statements presented below, corresponds to Masisa S.A. (former Terranova S.A.), surviving company from the merger between the old Masisa S.A. and Terranova S.A., completed on May 31st , 2005. Masisa’s ADS (former Terranova) began trading on August 5th , 2005. One ADS equals 50 common shares.

FINANCIAL SUMMARY

Fourth Quarter ended December 31, 2005:

The table below shows the main consolidated financial figures of the company during the quarter and the percentage change year-over-year.

	Quarter ended
	Dec 31,	Dec 31,	Change
	2005	2004	%

	(in millions of US$)

Net Income	194.1	175.3	10.7%
Gross Profit	44.8	50.4	-11.2%
Selling and Administrative Expenses	(33.0)	(28.8)	14.4%
Operating income	11.8	21.6	-45.3%
Net Income	(1.3)	30.6	-104.3%

Depreciation	13.0	12.9	1.4%
Amortization	0.3	0.2	33.8%
Depletion	7.4	6.8	8.9%

Earnings per Share (US$) (1)	-0.0002	0.0078	-103.1%
Earnings per ADS (US$) (1)	-0.01

(1) One ADS is equivalent to 50 common shares. Masisa (formerly Terranova) ADSs began to trade on August 5th , 2005.
Due to rounding, numbers may not add up.

12-Month Period ended December 31, 2005:

The table below shows the main consolidated financial figures of the company for the year 2005 and the percentage change year-over-year.

	12-Month Period ended
	Dec 31,	Dec 31,	Change
	2005	2004	%

	(in millions of US$)

Net Income	744.0	651.0	14.3%
Gross Profit Margin	194.5	189.2	2.8%
Selling and Administrative Expenses	(112.6)	(94.1)	19.6%
Operating income	81.9	95.1	-13.9%
Net Income	26.4	56.8	-53.6%

Depreciation	51.0	48.6	4.8%
Amortization	0.9	0.8	8.2%
Depletion	24.6	21.9	12.4%

Earnings per Share (US$) (1)	0.0049	0.0145	-66.5%
Earnings per ADS (US$) (1)	0.24

(1) One ADS is equivalent to 50 common shares. Masisa (formerly Terranova) ADSs began to trade on August 5, 2005.
Due to rounding, numbers may not add up.

Information by Segment:

The table below describes the main company segments, according to the origin of sales for the indicated periods.

	Quarter ended		12-Month Period ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

	(in millions of US$)		(in millions of US$)

Net Income
Chile	66.5	68.2	245.6	238.3
Brazil	36.3	34.2	156.4	154.4
Venezuela	25.0	23.0	99.5	82.0
Mexico	27.5	20.3	113.5	103.7
USA	48.5	41.9	191.5	139.6
Argentina	28.2	24.9	104.9	90.0
Others (1)	(38.0)	(37.2)	(167.5)	(156.9)

Total	194.1	175.3	744.0	651.0

Gross Profit
Chile	12.2	16.5	55.9	57.0
Brazil	7.7	10.7	35.5	53.9
Venezuela	3.4	4.2	18.6	17.8
Mexico	3.8	5.0	18.5	18.0
USA	3.7	4.9	15.0	15.6
Argentina	7.3	7.6	29.0	23.2
Others (1)	6.6	1.5	21.9	3.7

Total	44.8	50.4	194.5	189.2

Operating income
Chile	2.0	3.7	20.4	20.8
Brazil	3.9	7.6	21.1	42.1
Venezuela	(1.0)	0.2	3.5	4.4
Mexico	(2.4)	1.7	1.4	7.3
USA	0.1	2.4	2.0	6.7
Argentina	4.8	5.1	19.5	14.6
Others (1)	4.4	0.9	14.1	(0.8)

Total	11.8	21.6	81.9	95.1

Depreciation + Amortization + Depletion (2)
Chile	7.7	7.9	26.5	26.7
Brazil	4.7	3.9	19.5	16.1
Venezuela	4.7	4.2	16.6	15.2
Mexico	0.6	0.3	1.8	1.5
USA	0.2	0.2	0.7	0.7
Argentina	3.7	3.3	11.2	11.0
Others (1)	(0.9)	0.2	0.1	0.3

Total	20.7	20.0	76.4	71.5

(1): Includes Colombia, Peru, Ecuador and inter-company sale adjustments
(2): Depletion
Due to rounding, numbers may not add up.

Information by Product:

The table below shows the company’s consolidated sales by product type for the indicated periods.

	Quarter ended		12-Month Period
			ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

	(millions of US$)		(millions of US$)

MDF	65.9	56.6	250.2	215.9
Particle Boards	42.1	31.4	154.0	125.9
Finger-joint Mouldings	21.1	30.1	83.1	81.5
Sawn Wood	16.5	14.8	66.6	56.9
OSB	15.1	9.9	59.7	53.4
MDF Mouldings	12.6	5.2	47.3	32.8
Solid Wood Doors	6.1	10.4	32.8	37.9
Logs	8.7	8.7	30.1	26.2
Other products	5.9	8.2	20.0	20.7

Total	194.1	175.3	744.0	651.0

Due to rounding, numbers may not add up.

The following table details the cubic meters sold by product type associated to consolidated sales of the main company products for the indicated periods.

	Quarter ended		12-Month Period
			ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

	(thousands of m3)		(thousands of m3)

MDF	228.8	217.1	880.9	931.6
Particle Boards	178.5	157.3	700.1	649.7
Finger-joint Mouldings	49.1	56.0	180.0	171.7
Sawn Wood	79.0	81.2	327.8	309.5
OSB	60.3	46.6	261.1	241.6
MDF Mouldings	31.7	12.4	113.7	90.2
Solid Wood Doors	6.9	9.1	35.7	42.6
Logs	338.1	411.2	1,197.0	1,349.6

Total	972.5	990.9	3,696.4	3,786.6
Due to rounding, numbers may not add up.

Detail of Sales and Markets:

The table below shows the percentage distribution of the consolidated sales pursuant to the products’ final markets for the indicated periods.

	Quarter ended		12-Month Period
			ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

United States	26.3%	29.9%	28.0%	29.4%
Chile	18.8%	16.2%	16.5%	16.8%
Mexico	14.2%	16.5%	15.0%	15.9%
Brazil	14.5%	11.9%	14.0%	14.1%
Venezuela	8.5%	6.9%	8.3%	6.0%
Argentina	8.0%	7.3%	7.6%	6.7%
Others	9.7%	11.3%	10.6%	11.1%

Due to rounding, numbers may not add up.

Detail of Production Costs:

The table below shows the percentage distribution of the average consolidated production costs for naked particle boards, MDF and OSB for the indicated periods.

	Quarter ended		12-Month Period
			ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

Chemicals	35.7%	39.8%	37.3%	38.7%
Wood	22.3%	18.4%	21.9%	20.1%
Depreciation	11.2%	11.7%	11.4%	12.6%
Energy	8.6%	8.0%	8.2%	8.3%
Personnel	7.6%	7.2%	7.0%	6.6%
Others	14.5%	14.8%	14.2%	13.7%

Due to rounding, numbers may not add up.

The table below shows the percentage distribution of the average consolidated production costs for Doors, Finger-joint Mouldings and Sawn Wood for the indicated periods.

	Quarter ended		12-Month Period
			ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

Wood	37.2%	40.7%	39.0%	36.9%
Personnel	23.0%	17.5%	20.3%	16.0%
Services	13.5%	14.5%	12.7%	16.1%
Materials and Supplies	9.2%	9.5%	9.8%	10.7%
Depreciation	7.8%	8.9%	8.2%	9.8%
Energy	3.4%	3.8%	3.4%	4.0%
Others	5.9%	5.2%	6.5%	6.4%

Due to rounding, numbers may not add up.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

	Quarter ended		12-Month Period ended

	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2005	2004	2005	2004

	(in thousands of US$)		(in thousands of US$)
OPERATING INCOME
Income	194,059	175,318	743,993	651,000
Operating costs	(149,274)	(124,883)	(549,501)	(461,778)
Gross Profit	44,785	50,435	194,492	189,222
Selling and Administrative Expenses	(32,953)	(28,803)	(112,594)	(94,105)
Operating income	11,832	21,632	81,898	95,117

NON-OPERATING INCOME
Net financial expenses	(8,567)	(10,978)	(34,817)	(37,374)
Other income and expense	(3,466)	31,724	(2,373)	29,351
Foreign Exchange difference	(6,862)	(3,903)	(10,408)	(3,187)
Non-operating income	(18,895)	16,843	(47,598)	(11,210)

Income before Taxes and Minority Interest	(7,063)	38,475	34,300	83,907

Minority Interest	4,368	(1,273)	5,690	(15,401)
Income tax	1,371	(6,646)	(13,621)	(11,728)

NET INCOME	(1,324)	30,556	26,369	56,778

Earnings per Share (US$)	-0.0002	0.0078	0.0049	0.0145
Earnings per ADS (US$) (1)	-0.01		0.24

Voting shares
(thousands of shares) (2)	5,429,747	3,918,429	5,429,747	3,918,429

(1) One ADS is equivalent to 50 common shares. Masisa (formerly Terranova) ADSs began to trade on August 5th , 2005.
(2) Voting shares number changed due to the merger between the old Masisa S.A. and the Terranova S.A. and due to the capital increase of December 2005.
Due to rounding, numbers may not add up.

MASISA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE

ASSETS	Dec 31,	Dec 31,
	2005	2004

	(in thousands of US$)
CURRENT ASSETS
Cash and equivalents	97,317	58,530
Accounts receivables	133,608	144,512
Accounts receivable from related companies	5,296	9,290
Inventories	222,465	196,445
Recoverable taxes	53,222	49,729
Other current assets	15,379	13,722
Total Current Assets	527,287	472,228

FIXED ASSETS	1,455,997	1,410,209

Investments in related companies	4,060	3,340
Goodwill and negative goodwill (net)	(52,211)	(42,919)
Long-term receivables	4,901	5,779
Notes and accounts receivables from related
Companies	-	597
Other assets	25,887	35,781
Total Other Long-Term Assets	(17,363)	2,578

TOTAL ASSETS	1,965,921	1,885,015

LIABILITIES	Dec 31,	Dec 31,
	2005	2004

	(in thousands of US$)
CURRENT LIABILITIES
Short-term financial bank liabilities	191,153	111,488
Obligations (bonds) and others	185,287	25,145
Accounts payable and sundry creditors	55,051	58,559
Notes and accounts payable to related companies	3,450	5,830
Provisions and retentions	32,898	24,419
Other current liabilities	7,928	7,663
Total Current Liabilities	475,767	233,104

LONG-TERM LIABILITIES
Long-term financial bank liabilities	135,524	190,185
Obligations (bonds) and others long-term	137,961	294,685
Long-term differed tax	38,694	31,152
Other long-term liabilities	21,627	17,919
Total Long-Term Liabilities	333,806	533,941

MINORITY INTEREST (1)	60,116	339,831

EQUITY	1,096,232	778,139

TOTAL ASSETS AND EQUITY	1,965,921	1,885,015

(1) The change in Minority Interest is due to the merger of Terranova and Masisa, and to the acquisition of the minority interest of Forestal Tornagaleones
Due to rounding, numbers may not add up.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2006

Masisa S.A.

By:
/s/ Patricio Reyes

Patricio Reyes
General Counsel